Date    25 January 2001
Number  06/01


BHP ANNOUNCES RESULTS OF CHINOOK
EXPLORATORY WELL IN THE GULF OF MEXICO

BHP Limited (BHP) today announced that it had completed drilling of its Chinook prospect, an ultra-deepwater exploratory well in the Gulf of Mexico's Walker Ridge Block 425.

The well represents the first test of BHP's Walker Ridge acreage and was located approximately 80 kilometers (50 miles) southwest of the western Atwater Foldbelt, where BHP has participated in three major discoveries at Mad Dog, Atlantis and Neptune.

The Chinook exploratory well was drilled to a total depth of 7,653 metres (25,109 feet), successfully reaching its target objectives. Hydrocarbons were found; however, not in commercial quantities, and the well has been plugged and abandoned.

President BHP Petroleum Philip Aiken said Walker Ridge is a frontier exploration province in the very early stages of evaluation.

"The results from our first wildcat well in the Walker Ridge acreage are disappointing in relation to the original well objectives," he said. "However, encountering high quality reservoir sands and hydrocarbons will necessitate that we continue to evaluate the extensive data collected from this well to determine any exploration activities in the area, including other mapped prospects.

"In the meantime, BHP's exploration and appraisal efforts continue across the Company's Gulf of Mexico portfolio with an emphasis on Atwater Foldbelt assets."

The Chinook well set a record for drilling in the deepest water ever explored in the Gulf of Mexico. Using the BHP-operated C.R. Luigs drillship, it was drilled in 2,693 metres (8,835 feet) of water. This depth is the second deepest ever drilled in the world, exceeded only by a well off Brazil.

As part of a joint venture agreement reached last year, BHP holds a 70 per cent interest in WR 425. TotalFinaElf E&P, Inc., holds the remaining 30 per cent interest.

BHP has interests in a total of 229 blocks in the deepwater or ultra-deepwater Gulf of Mexico, making it an important component of BHP's focussed exploration strategy.


Further information can be found on our Internet site: http://www.bhp.com

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